

February 24, 2011

James M. Cassidy
President
Alderwood Acquisition Corporation, et al.
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

      Re: **Alderwood Acquisition Corporation**
               Oakwood Acquisition Corporation
               Pinewood Acquisition Corporation
               Sherwood Acquisition Corporation
               Amendment No. 3 to Forms 10-12G
               Filed January 25, 2011
               Forms 10-Q for the Quarterly Period Ended September 30, 2010
               Filed January 26, 2011
               File Nos. 000-54148; 000-54147; 000-54146; 000-54145

Dear Mr. Cassidy:

      We have completed our review of your Forms 10 and related filings and do not have any further comments at this time.

               Sincerely,

               /s/ Brigitte Lippmann for

               H. Christopher Owings
               Assistant Director

cc: Lee Cassidy, Esq.